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                 March 10, 2021

       Patrick J. Mahaffy
       Chief Executive Officer
       Clovis Oncology, Inc.
       5500 Flatiron Parkway, Suite 100
       Boulder, CO 80301

                                                        Re: Clovis Oncology,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 25,
2021
                                                            File No. 333-253485

       Dear Mr. Mahaffy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Jordan Metoyer at 202-551-6001 or Ada D. Sarmento at 202-551-
       3798 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Thomas Mark, Esq.